VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 17, 2010 (File No. 0011-32696)

Dear Mr. Shenk:

We appreciate the time the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) spent on the analysis of our response letter dated November 4, 2010. Please find below our response to your letter dated December 10, 2010.  We today submit herewith, via EDGAR and facsimile, responses to the Staff’s comment.

For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

Trend Information, page 61

1.  We note your response to our prior comment 5 and your intended revised disclosure.  We continue to believe that your fleet is aging and warranties on parts may be beginning to expire, providing disclosure with more specificity beyond simply saying costs may increase is warranted.  This could be accomplished by quantifying the amount or range of amounts of expected increase in maintenance expense in dollars or percents, by providing your best estimate of the minimum percentage by which you expect expenses to increase, or otherwise, Therefore please revise your disclosure and provide us with a copy of your intended disclosure.

We will revise our trend information disclosure in future filings to be consistent with the following sentence about our estimated maintenance expenses.

Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events.  In 2010, maintenance expenses increased by 18%  and we estimate that our maintenance expenses will increase by at least 13% in 2011.
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Thank you for your consideration of the Company’s responses.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Victor Vial, Chief Financial Officer, at 011 (507) 304 2522 or Adrian Thiel, Director of Finance, at 011 (507) 304 2675.

Very truly yours,
/s/Victor Vial Mr. Victor Vial Chief Financial Officer Copa Holdings, S.A.

cc:
Duane McLaughlin
Vanessa Gonzalez
Carlos M. Soto

Cleary Gottlieb Steen & Hamilton LLP